October 13, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director - Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SIGA Technologies, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed September 20, 2016
File No. 333-211866

Dear Ms. Hayes:

SIGA Technologies, Inc. (the “Company” or “SIGA”) submits this letter in response to the comment letter (the “Comment Letter”), dated October 3, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-1.

For ease of reference, set forth in bold below are the comments to the Amendment No. 2 to Registration Statement, as reflected in the Comment Letter. The Company’s responses are set forth below each comment. The revisions to the filing described below are reflected in an amendment (“Amendment No. 3”) to the Amendment No. 2 to Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter. We have also filed a copy of Amendment No. 3 marked to show changes from the Amendment No. 2 to Registration Statement on Form S-1.

General

1.	We note that the revised structure of the offering calls for rights recipients to make an irrevocable subscription for shares of common stock at a price that will be determined based on the VWAP. Rule 415(a)(4) provides that an at-the-market offering must come within the requirements of Rule 415(a)(1)(x). Accordingly, provide us an analysis regarding whether the common shares registered in this offering are qualified to be registered on Form S-3. Without limitation, please consider the guidance in Compliance Disclosure Interpretations, Securities Act Forms, Question 115.17.

Response:

We respectfully advise the Staff that, assuming we go effective within the next 60 days, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant will have been $75 million or more on a date within 60 days of the date of effectiveness, and thus the Company is eligible to make primary offerings of securities on Form S-3 pursuant to Instruction I.B.I of Form S-3. In addition, we respectfully advise the Staff that Instruction I.A.5 of Form S-3 (and thus the related guidance in Compliance Disclosure Interpretations, Securities Act Forms, Question 115.17) is not applicable to the Company because, since the end of the last fiscal year for which certified financial statements of the Company were filed with the SEC (i.e., since December 31, 2015), the Company has not (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

In discussions with the Staff we were asked to specifically address whether the PharmAthene liability described in the Registration Statement should be considered “indebtedness” and, if so, whether this liability might create an issue under Instruction I.A.5 of Form S-3. We note that Instruction I.A.5 of Form S-3 refers specifically to “indebtedness for borrowed money.” The Company does not consider the PharmAthene liability to be “indebtedness for borrowed money” or any other form of “indebtedness,” and we do not characterize the PharmAthene liability as indebtedness in our audited financial statements. The PharmAthene liability is the result of litigation; it is not related to borrowed money. The amounts owed to PharmAthene, and the timing of payments, are specified in the Company’s Third Amended Plan of Reorganization, as approved by the United States Bankruptcy Court for the Southern District of New York and attached as an exhibit to our Current Report on Form 8-K filed on April 14, 2016 (the “Plan”). The Plan is not a debt agreement between the Company and PharmAthene; in contrast, it outlines how all Company liabilities are treated. Within the Plan, PharmAthene’s claim is categorized among General Unsecured Claims (such as trade payables); a class of claims that does not include any liabilities related to borrowed money.

Furthermore, even if the PharmAthene liability were to be characterized as indebtedness, or even “indebtedness for borrow money,” Instruction I.A.5 of Form S-3 would only apply if the Company “defaulted . . . on any installment or installments on indebtededness for borrow money” since December 31, 2015. While the PharmAthene judgment, as is typical of a litigation judgment, does not itself require the Company to make any monthly payments, the Company agreed in the Plan to make certain monthly payments. The Company has made all payments due on the PharmAthene liability pursuant to the Plan on or prior to the applicable deadline. In addition, the Company anticipates paying all remaining amounts due pursuant to the PharmAthene judgment no later than November 30, 2016.

In light of the foregoing, we respectfully advise the Staff that the rights offering meets the requirements of Rule 415(a)(4) and Rule 415(a)(1)(x).

Prospectus Cover Page

2.	We note that you have revised the top of the prospectus cover page to remove the number of shares offered. Accordingly, please refer to Regulation S-K, 501(b)(2) and revise the cover page to prominently disclose the number of securities offered. Also, revise the first paragraph to provide the market price information specified in Instruction 2 to Regulation S-K, Item 501(b)(3).

Response:

As discussed with the Staff, we have revised the top of the prospectus cover page to prominently display a maximum number of shares offered, based on an assumed subscription price of $1.50 (calculated pursuant to the formula set forth in the registration statement based on the volume weighted average price of our common stock on October 12, 2016).

In addition, we have revised the cover page to include the market price information specified in Instruction 2 to Regulation S-K, Item 501(b)(3).

3.	We note your disclosure that in connection with the rights offering, you expect to enter into a backstop agreement with MacAndrews & Forbes Group LLC and certain other parties. Please confirm that prior to effectiveness you will revise to state whether there is a backstop agreement in place and, if so, that you will identify the other parties in the prospectus and file the agreement as an exhibit to the registration statement. Also, please revise the third paragraph of the cover page to highlight the disclosure on page 13 that MacAndrews might be in a control position following the offering and private placement.

Response:

The Company entered into the backstop agreement on October 13, 2016. The Company has revised its disclosure on the prospectus cover page and pages 9, 42 and 106 to state that there is a backstop agreement in place and to identify all parties to the backstop agreement. In addition, we have filed the backstop agreement as an exhibit to Amendment No. 3. Finally, we have revised the third paragraph of the cover page to highlight the disclosure on page 13 that following the rights offering and the private placement, MacAndrews and its affiliates may be able to exert significant influence on, or may control, our affairs and actions, including matters submitted for a stockholder vote.

Prospectus Summary

The Rights Offering, page 3

4.	Please revise an appropriate subsection of the disclosure to explain briefly how the board determined $0.65 as the amount of the basic subscription right.

Response:

The Company has revised its disclosure on pages 4 and 38 to address the Staff’s comment.

Basic Subscription Rights, page 4

5.	We note the example you provide in the second paragraph of page 38 that demonstrates how many shares of common stock that shareholders can expect to receive in the subscription offering for a set dollar amount based on potential subscription prices. Please revise the Summary to provide a similar example to highlight how the subscription works and the potential outcomes.

Response:

The Company has revised its disclosure on page 4 to address the Staff’s comment.

Use of Proceeds, page 31

6.	Please disclose the $1.76 million backstop fee payment as use of proceeds or advise.

Response:

The Company has revised its disclosure on page 6 and 34 to disclose the $1.76 million backstop fee payment as use of proceeds.

The Rights Offering

Backstop Agreement, page 40

7.	Please revise to discuss the conversion features applicable to the non-voting convertible preferred stock in the event HRS approval is sought but not received.

Response:

The Company has revised its disclosure on pages 9 and 42 to address the Staff’s comment.

* * *

Lastly, in responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-672-9100 or James Grayer at 212-715-7616.

Very truly yours,

/s/ Daniel J. Luckshire

Daniel J. Luckshire

Executive Vice President and Chief Financial Officer

Cc:	Robin E. Abrams
James A. Grayer